UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-37816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

OF ALCOA USA CORP.

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

OF ALCOA USA CORP.

201 Isabella Street, Suite 500

Pittsburgh, Pennsylvania 15212-5858

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA CORPORATION

390 Park Avenue

New York, New York 10022-4608

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Retirement Savings Plan for Hourly Employees of Alcoa USA Corp., and

Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.

Index

December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Administrator of

Retirement Savings Plan for Hourly Employees of Alcoa USA Corp., and

Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.,

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statement of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. (each referred to as a “Plan”) as of December 31, 2016, and the changes in net assets available for benefits for the period from August 1, 2016 to December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers, LLP

Pittsburgh, Pennsylvania

June 27, 2017

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2016

	Hourly Plan	Salaried Plan	Total
Assets
Plan’s value of interest in Savings Plans
Master Trust for Alcoa USA Corporation at fair value
Alcoa Corporation Stock Fund	$12,685,780	$14,289,017	$26,974,797
Arconic Stock Fund	23,312,002	27,512,572	50,824,574
Other investments	246,827,170	392,391,995	639,219,165

Total investments at fair value in Savings Plan Master Trust for Alcoa USA Corporation	282,824,952	434,193,584	717,018,536
Investment contracts at contract value	70,350,364	102,057,984	172,408,348

Total value of interest in Savings Plans Master Trust for Alcoa USA Corporation (Note 3)	353,175,316	536,251,568	889,426,884
Other investments at fair value	10,009,678	22,635,699	32,645,377
Notes receivable from participants	8,874,244	3,903,354	12,777,598
Participant contribution receivable	169,730	18,197	187,927
Employer contribution receivable	67,634	7,158	74,792

Net assets available for benefits	$372,296,602	$562,815,976	$935,112,578

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Statement of Changes in Individual Plan Net Assets Available for Benefits

For the Period from August 1, 2016 to December 31, 2016

	Hourly Plan	Salaried Plan	Total
Additions
Contributions
Alcoa Corporation Stock Fund
Participant	$175,129	$109,988	$285,117
Employer	67,676	79,908	147,584
Alcoa Inc. Stock Fund
Participant	253,332	167,781	421,113
Employer	94,363	122,114	216,477
Other investments
Participant	5,258,165	4,067,873	9,326,038
Employer	2,037,444	2,802,839	4,840,283

	7,886,109	7,350,503	15,236,612

Plan interest in Savings Plans Master Trust for
Alcoa USA Corporation investment income (loss)
Alcoa Corporation Stock Fund	3,222,529	3,767,311	6,989,840
Arconic Stock Fund	(3,437,145)	(3,996,185)	(7,433,330)
Alcoa Inc. Stock Fund	(4,959,749)	(5,582,632)	(10,542,381)
Other investments	3,952,389	6,941,850	10,894,239

Total Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income (loss)	(1,221,976)	1,130,344	(91,632)
Other investment gain	290,055	326,275	616,330

Total additions	6,954,188	8,807,122	15,761,310
Deductions
Benefit payments to participants	(24,087,341)	(39,899,396)	(63,986,737)

Net decrease prior to Plan transfers	(17,133,153)	(31,092,274)	(48,225,427)
Plan transfers
Transfer in from Alcoa Inc. Retirement Savings Plans	389,718,411	593,619,594	983,338,005
Transfers between plans, net	(288,656)	288,656	—

Net increase	372,296,602	562,815,976	935,112,578
Net assets available for benefits
Beginning of year	—	—	—

End of year	$372,296,602	$562,815,976	$935,112,578

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

1.	Description of Plans

General

The Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. (“Hourly Plan”) and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. (“Salaried Plan”), (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Alcoa USA Corp. (“the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”). In general, the Plans provide various investment options for amounts withheld from employees’ salaries and for company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the Summary Plan Description for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Separation

On September 29, 2016, the Alcoa Inc. Board of Directors approved the separation of Alcoa Inc. into two independent publicly traded companies. On November 1, 2016, the separation transaction was completed and became effective. Alcoa Inc. was renamed Arconic Inc. and the spinoff company was named Alcoa Corporation.

In anticipation of the separation of Alcoa Inc., Alcoa USA Corp., a subsidiary of Alcoa Corporation and the sponsor of the Plans, established the Plans from the existing Alcoa Inc. Retirement Savings Plans for Salaried Employees (Plan 007), for Bargaining Employees (Plan 008) and for Hourly Non-Bargaining Employees (Plan 017) (collectively, the “Alcoa Inc. Plans” or the “Arconic Plans”). The Plans were effective August 1, 2016. The accounts attributable to all participants who were employees or former employees of Alcoa Corporation were transferred to the Plans and such individuals ceased to be participants in the Alcoa Inc. Plans. On August 1, 2016, net assets of $983,338,005 were transferred from the Alcoa Inc. Plans, of which $389,718,411 was transferred to the Hourly Plan and $593,619,594 was transferred to the Salaried Plan.

Prior to the separation of Alcoa Inc., one of the Plans’ investment options was the Alcoa Inc. Stock Fund, which primarily invested in Alcoa Inc. common stock. Upon separation on November 1, 2016, the Alcoa Inc. Stock Fund was renamed the Arconic Stock Fund (and became a non-employer stock fund holding Arconic Inc. common stock) and the Alcoa Corporation Stock Fund (which is an employee stock ownership plan primarily invested in Alcoa Corporation stock) was established. On November 1, 2016, each shareholder of record of Alcoa Inc. common stock as of the close of business on October 20, 2016 received one share of Alcoa Corporation common stock for every three shares of Alcoa Inc. common stock owned. The Arconic Stock Fund was frozen to new investment beginning on November 1, 2016 and will be terminated as an investment option under the Plans approximately one year after November 1, 2016. Any funds remaining in the Arconic Stock Fund at the liquidation date will be credited to participant accounts in the applicable BlackRock LifePath Fund, which are the Plans’ Qualified Default Investment Alternative Funds.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Hourly Plan is only available to hourly employees of the Company. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is immediately vested in company contributions.

Employee Contributions

Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the Internal Revenue Service (“IRS”) limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Certain eligible employees in the Hourly Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan in increments of 10% and subject to the maximums allowable by the Internal Revenue Code (“IRC”) and Department of Treasury regulations.

Negotiated deferrals, as defined in the Hourly Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $6,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the IRC. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.

Employer Contributions

For the Salaried Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. The employer match for contributions to the Hourly Plan is based upon the various collective bargaining agreements. For certain employees of the Hourly Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. The Company does not match negotiated deferral contributions.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

The employer match for the Plans is contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period. These employer contributions are allocated to the participants’ accounts in the same percentages as the participants’ other investment elections.

Certain eligible employees in the Hourly Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions and retiree medical savings contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2016. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits

While actively employed, participants have access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, hardship withdrawals of pre-tax contributions and withdrawals for participants over age 59 1⁄2.

On termination of service, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant attains age 69.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Individual Plan Net Assets Available for Benefits and Statement of Changes in Individual Net Assets Available for Benefits.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a description of fair value measurements.

Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income (loss) and other investment gains and losses includes the Plans’ unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

Administrative Expenses

The Fixed Income Fund, the Alcoa Corporation Stock Fund and the Arconic Stock Fund investment management fees are paid by the Plans from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets. For the Alcoa Corporation Stock Fund and Arconic Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Many funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Participants in all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plans such as trustee, recordkeeping, audit, consulting, and other administrative expenses. This fee is charged on a daily basis and is reflected in the price at which participants transact. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

The 2016 administrative expenses were $93,883 for the Salaried Plan, and $61,710 for the Hourly Plan.

The fees described above are included within Plan interest in Savings Plans Master Trust for Alcoa USA Corporation investment income (loss).

Recently Adopted Accounting Guidance

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part III is not applicable to the Plans. The Plans adopted Parts I and II of ASU 2015-12 upon their creation on August 1, 2016 and the presentation of the financial statements and notes herein reflect such adoption.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the amendments in this ASU, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient are no longer categorized in the fair value hierarchy. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plans adopted ASU 2015-07 upon their creation on August 1, 2016 and the presentation of the financial statements and notes herein reflect such adoption.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The ASU is effective for fiscal periods beginning after December 15, 2016 with early adoption permitted. The Plans adopted ASU 2014-15 upon their creation on August 1, 2016, which did not have an impact to the Plans’ financial statements.

3.	Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, 2016, Master Trust net assets were comprised of the following:

Master trust net assets
Investments at fair value
Alcoa Corporation Stock Fund (includes $886,976 of investments in a common collective trust)	$26,974,797
Arconic Stock Fund (includes $927,084 of investments in a common collective trust)	50,824,574
Shares of Registered Investment Companies	498,542,786
Other Investments	140,676,379

Total investments at fair value in Savings Plans Master Trust for Alcoa USA Corporation	717,018,536
Investment contracts at contract value	172,408,348

Total value of interest in Savings Plans Master Trust for Alcoa USA Corporation	$889,426,884

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31, 2016:

Percent ownership of the Plans in Savings Plans Master Trust for Alcoa USA Corporation
Hourly Plan	39.71%
Salaried Plan	60.29

100.00%

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

For the period from August 1, 2016 to December 31, 2016, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net investment loss from Master Trust investments
Investment gain (loss)
Alcoa Corporation Stock Fund (includes $756 gain from common collective trusts)	$6,989,840
Arconic Stock Fund (includes $1,295 gain from common collective trusts)	(7,693,461)
Alcoa Inc. Stock Fund (includes $3,945 gain from common collective trusts)	(10,814,766)
Shares of Registered Investment Companies	2,539,087
Commingled trusts	1,456,917

(7,522,383)
Interest	1,639,297
Registered Investment Companies dividends	5,258,937
Arconic Inc. stock dividends	260,131
Alcoa Inc. stock dividends	272,386

Net investment loss from Savings Plans Master Trust for Alcoa USA Corporation investments	$(91,632)

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

Net investment gain from other investments outside of Master Trust
Net investment loss	$(623,126)
Interest	11,077
Dividends & capital gains	1,228,379

Net investment gain from other investments outside of Master Trust	$616,330

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016.

Cash and Cash Equivalents

Valued at cost which approximates fair value.

Fixed Income Securities

Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Valued at the daily closing price as reported by the fund.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

Commingled Trusts

Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset Value(a)	Total
Fair Value Measurements at end of year
Assets in Savings Plans
Master Trust for Alcoa USA Corporation
Alcoa Corporation common stock	$26,099,882	$—	$—	$—	$26,099,882
Arconic Inc. common stock	49,926,584	—	—	—	49,926,584
Mutual funds	498,542,786	—	—	—	498,542,786
Commingled trusts	—	—	—	142,449,283	142,449,283

Total of assets in Savings Plans Master Trust for Alcoa USA Corporation	574,569,253	—	—	142,449,283	717,018,536
Assets outside Savings Plans
Master Trust for Alcoa USA Corporation	32,558,270	87,107	—	—	32,645,377

Fair value of plan assets	$607,127,523	$87,107	$—	$142,449,283	$749,663,913

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

5.	Investment Contracts

The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the Fund a right to amortize any market-to-book differential over an agreed upon period of time.

6.	Related-Party Transactions

The Plans own shares of common stock of Alcoa Corporation through the investment in the Alcoa Corporation Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. From November 1, 2016 to December 31, 2016, purchases and sales of shares of common stock of the Alcoa Corporation Stock Fund were $0 and $1,033,731, respectively. As of December 31, 2016, the Plans owned 929,781 shares of Alcoa Corporation common stock.

In conjunction with the Plans being created on August 1, 2016 in anticipation of the Alcoa Inc. separation, $99,452,334 of Alcoa Inc. common stock was transferred from the Alcoa Inc. Plans to the Plans. Alcoa Inc. was the sponsor of the Plans from August 1, 2016 to October 31, 2016. The Plans owned shares of common stock of Alcoa Inc. through the investment in the Alcoa Inc. Stock Fund. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. From August 1, 2016 to October 31, 2016, purchases and sales of shares of common stock of the Alcoa Inc. Stock Fund were $0 and $3,202,492, respectively. From August 1, 2016 to October 31, 2016, dividends earned on Alcoa Inc. common stock were $272,386. As of the separation, effective November 1, 2016, the Plans owned zero shares of Alcoa Inc. common stock.

Employees’ Retirement Savings Plans of Alcoa USA Corp. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7.	Tax Status

The Plans were set up as replicate savings plans of the Alcoa Inc. (subsequently renamed Arconic Inc.) Plans (see Note 1). The Arconic Plans received determination letters dated April 28, 2017, stating that the Arconic Plans are qualified and the trust established under the Arconic Plans is tax-exempt under the appropriate sections of the IRC. A Form 5310-A, Notice of Plan Merger or Consolidation, Spin off or Transfer of Assets and Liabilities was filed for each of the Plans and each of the Arconic Plans to reflect the spinoff of assets and liabilities into the Plans with an August 1, 2016 transfer date. The Plans applied for an initial determination of qualification with the IRS on September 23, 2016. A favorable determination is expected, but a determination letter has not been received from the IRS as of the date the financial statements were available to be issued. Pending the outcome of the review, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plans are qualified and the related trust is tax-exempt as of the financial statements date.

U.S. GAAP require the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. As such, no reserve is required under U.S. GAAP. The Plans are subject to audit by the IRS; however, there are no current IRS audits for any tax periods in progress.

8.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 27, 2017, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Retirement Savings Plan for Hourly Employees of Alcoa USA Corp.

EIN #37-1808900, Plan 004

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan	(a) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.	Savings Plans Master Trust for Alcoa USA Corporation *	Investment in Savings Plans Master Trust for Alcoa USA Corporation	**	$353,175,316
	Participant loans *	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	8,874,244
	Various *	Schwab self-directed brokerage account	**	10,009,678

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.

EIN #37-1808900, Plan 003

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan	(a) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Retirement Savings Plan for Salaried Employees of Alcoa USA Corp.	Savings Plans Master Trust for Alcoa USA Corporation *	Investment in Savings Plans Master Trust for Alcoa USA Corporation	**	$536,251,568
	Participant loans *	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	3,903,354
	Various *	Schwab self-directed brokerage account	**	22,635,699

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES OF ALCOA USA CORP. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES OF ALCOA USA CORP.

/s/ William F. Oplinger
William F. Oplinger Benefits Management Committee Member

/s/ Leigh Ann Fisher
Leigh Ann Fisher Benefits Management Committee Member

/s/ Renato Bacchi
Renato Bacchi Benefits Management Committee Member

June 27, 2017

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-214423) of Alcoa Corporation our report dated June 27, 2017 relating to the financial statements of the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp. which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 27, 2017